Exhibit 99.1

Claude Resources Inc. Reports 2010 Financial and Operating Results

"Claude Resources records net earnings of $5.8 million in 2010"

Trading Symbols
TSX - CRJ
NYSE Amex - CGR

SASKATOON, March 28 /CNW/ - Claude Resources Inc. (TSX: CRJ) (NYSE Amex: CGR) ("Claude" or the "Company") today reported its 2010 financial and operating results. For the year ended December 31, 2010, the Company recorded net earnings of $5.8 million, or $0.04 per share, after a gain of $1.1 million arising from the sale of certain of the Company's oil and natural gas assets. This compares to a net loss of $6.3 million in 2009, or $0.06 per share.

Gold revenue from the Company's Seabee Gold Operation for the year ended December 31, 2010 increased 15 percent to $56.0 million from $48.5 million recorded last year.  With relatively unchanged gold sales volume (2010 - 44,003 ounces; 2009 - 43,631 ounces), the increase was a result of a 14 percent improvement in Canadian dollar gold prices realized (2010 - $1,273 (U.S. $1,236); 2009 - $1,112 (U.S. $975)).

For the year ended December 31, 2010, earnings before interest, taxes, depreciation and amortization (EBITDA) (1) improved 64 percent to $19.2 million, or $0.15 per share, from $11.7 million, or $0.11 per share, in 2009.  Despite higher operating costs due to increased spending on labour, safety and environment, cash cost per ounce(1)   of gold increased two percent to CDN $713 (U.S. $692) per ounce this year from CDN $699 (U.S. $613).

(1) For an explanation of non-GAAP performance measures refer to "Non-GAAP Performance Measures".

Quarterly Financial Highlights

For the quarter ended December 31, 2010, the Company recorded net earnings of $1.4 million, or $0.01 per share, compared to a net loss of $0.9 million, or $0.01 per share, for the comparable period in 2009.    For the quarter ended December 31, 2010, EBITDA was $6.7 million, or $0.05 per share, compared to $3.1 million, or $0.03 per share, for the comparable period last year.

During the fourth quarter, Claude produced 13,200 ounces of gold from the Seabee Gold Mine, an eight percent decrease from 14,300 ounces of gold produced in 2009. Gold revenue generated during the fourth quarter was $14.9 million, a two percent decrease from the $15.2 million reported for the same period in 2009.  This was a result of lower gold sales volume compared to 2009 (Q4 2010 - 10,844 ounces; Q4 2009 - 13,023 ounces) offset by improved Canadian dollar gold prices realized (Q4 2010 - $1,378 (U.S. $1,361); Q4 2009 - $1,167 (U.S. $1,105)).

For the quarter ended December 31, 2010, total mine operating costs were $6.1 million, down 28 percent period over period.  Fewer tonnes and ounces sold resulted in a 13 percent decrease in Canadian dollar cash operating cost per ounce (Q4 2010 - CDN $566 (U.S. $559); Q4 2009 - CDN $650 (U.S. $615)).

Speaking today in Saskatoon, President and Chief Executive Officer Neil McMillan stated, "In 2010 we were very pleased with Claude's performance. The Company was able to deliver significant shareholder value by achieving net earnings, improved margins and project advancement at the Seabee, Madsen and Amisk Properties."

Operations:

For the year ended December 31, 2010, Claude processed 203,958 tonnes of ore at the Seabee Operation's central Milling Facility with a grade of 7.55 grams of gold per tonne (2009 - 247,641 tonnes at 6.17 grams of gold per tonne). Produced ounces for the year increased to 47,270 ounces from 46,827 ounces in 2009.  Sales volume (1) for the year was 44,003 ounces of gold compared to 43,631 ounces of gold in 2009, representing a one percent increase year over year.

(1) Gold revenues and ounces, net of expenditures, from projects not yet in commercial production have not been included in sales and earnings; rather these amounts have been offset against the carrying value of the assets.

Exploration:

Claude continued its aggressive exploration and development strategy during 2010.  Exploration at the Seabee Gold Operation during 2010 focused on the development of the Santoy 8 Project as well as continued drilling in the Santoy and Seabee North regions.  At the Amisk Gold Property, exploration continued with sampling of more than 22,000 metres of historic core, drilling in excess of 5,600 metres and advancement towards a National Instrument 43-101 compliant resource which was released on February 17, 2011.

Surface drilling at Madsen continued to yield encouraging results from the Austin East, Starratt Olsen and McVeigh targets while shaft dewatering and rehabilitation continued towards a planned Phase II underground drill program, anticipated to begin early in the second quarter of 2011.

Outlook:

For 2011, the Company will continue to focus on the following:

i)
Advancement of surface and underground exploration drill programs at the Company's 100 percent owned Madsen Exploration Project with commencement of Phase II of underground drilling from the 16th level drill platform;

ii)	Further development of satellite deposits and improvement of operating margins at the Seabee Gold Operation by moving Santoy 8 towards commercial production;
iii)	Continue exploration and development at the Seabee Gold Operation to increase or sustain reserves and resources;
iv)	Investment in capital projects and equipment to increase both production and productivity at the Seabee Gold Operation; and
v)	Expand the scope of the Amisk Gold Project and evaluate the bulk mining potential of the system.

For 2011, forecasted gold production at the Seabee Gold Operation is estimated to range from 54,000 to 58,000 ounces.  Unit cash operating costs for 2011 are estimated to be similar to 2010.

Financial Highlights:

	December 31 2010	December 31 2009

Gold revenue ($ millions)	56.0	48.5
Cash flow from mining operations ($ millions)	24.6	18.0
Net earnings (loss) ($ millions)	5.8	(6.3)
Net earnings (loss) per share ($)	0.04	(0.06)
Average realized gold price (CDN$ per oz / U.S.$ per oz)	1,273 /1,236	1,112 /975
Cash operating costs (CDN$ per oz / U.S.$ per oz)	713 / 692	699 / 613
Working capital ($ millions) EBITDA ($ millions)	23.9 19.2	28.5 11.7

Operational Highlights:

	Dec 31	Dec 31
	2010	2009

Tonnes Milled	203,958	247,641
Head Grade (grams per tonne)	7.55	6.17
Recovery (%)	95.5%	95.3%
Gold Produced (ounces) (1)	47,270	46,827
Gold Sold (ounces) (2)	44,003	43,631
Operating Expenses (CDN$ million)	$31.4	$30.5
Cash Operating Costs (CDN$/oz) (3)	$713	$699
Cash Operating Costs (US$/oz) (3)	$692	$613

(1)	Includes ounces produced and tonnes milled from the Santoy 8 Project in 2010 and from the Porky Lake bulk sample in 2009.
(2)
2010 statistics exclude ounces sold from Santoy 8 as this project has not yet been declared in commercial production; for the same reason, 2009 statistics exclude 3,379 ounces from the Porky Lake bulk sample.

(3)	For an explanation of non-GAAP performance measures refer, to "Non-GAAP Performance Measures".

A copy of Claude's Management's Discussion and Analysis as well as Claude's 2010 Annual Financial Statements and Notes can be viewed on the Company's website at www.clauderesources.com.  Further information relating to Claude Resources Inc. will be filed on SEDAR and may be viewed at www.sedar.com.

Claude Resources Inc. is a gold producer with shares listed on both the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR).  The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company's entire asset base is located in Canada.  Its main revenue generating asset is the 100 percent owned Seabee gold operation, located in northern Saskatchewan. Since 1991, Claude has produced over 930,000 ounces of gold from its Seabee Operations. Claude also owns 100 percent of the 10,000 acre Madsen Property in the prolific Red Lake gold camp of northwestern Ontario and has a 65 percent working interest in the Amisk Gold Property in northeastern Saskatchewan.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Press Release may contain statements which constitute 'forward-looking' statements, including statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company.  The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements.  Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors.  Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company's Annual Information Form and quarterly and annual Management's Discussion and Analysis, which may be viewed on SEDAR at www.sedar.com.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.  Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except in accordance with applicable securities laws.

Non-GAAP Performance Measures

The Company utilizes non-GAAP financial measures as supplemental indicators of operating performance and financial position.  These non-GAAP financial measures are used internally by the Company for comparing actual results from one period to another.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company's performance and ability to generate cash flow.  Accordingly, such information is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The Company uses EBITDA as a supplemental financial measure of its operational performance.   Management believes EBITDA to be an important measure of its capacity to generate cash flow from operations as it excludes the effects of items which primarily reflect the impact of long-term investment decisions and finance strategies, rather than the performance of the Company's day-to-day operations.  The Company measures EBITDA as net earnings before operations held for sale, plus income taxes, interest expense, and depreciation, depletion and accretion.

The Company reports its cash operating costs on a per-ounce basis, based on uniform standards developed by the Gold Institute, an independent researcher and evaluator of the gold market and gold industry. Management uses this measure to analyze the profitability, compared to average realized gold prices, of the Seabee Gold Operation. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies, should these companies not follow Gold Institute standards.

%CIK: 0001173924

For further information:

Neil McMillan, President and CEO
Phone: (306) 668-7505
or
Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7505

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 08:30e 28-MAR-11